Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL N.V.

REPORT FIRST QUARTER 2012 OPERATING RESULTS

ALMERE, The Netherlands - April 24, 2012 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter (unaudited) operating results in accordance with US GAAP.

Highlights

•

Net sales for the first quarter 2012 were EUR 311 million, a decrease of 12% quarter-to-quarter and 28% year-on-year. Net sales of our Front-end segment decreased 17% quarter-to-quarter while Back-end sales decreased by 9%.

•

Result from operations for Q1 2012 was EUR 22 million. Result from operations in Q4 2011 was EUR 27 million (including special items EUR 19 million) while the first quarter of 2011 showed a profit of EUR 94 million.

•	The Front-end segment’s operating profit was EUR 2.9 million compared to EUR 9.5 million quarter-to-quarter. Q1 2011 showed an operating profit of EUR 18.7 million;

•	The Back-end segment operating profit was EUR 19.0 compared to EUR 17.7 million (including special items EUR 9.5 million). The first quarter of 2011 showed an operating profit of EUR 75.0 million.

•

First quarter 2012 net earnings were EUR 6 million compared to net earnings of EUR 15 million for the fourth quarter of 2011 (EUR 30 million excluding special items) and EUR 40 million for the first quarter of 2011 (EUR 45 million excluding special items).

•

Book to bill in the first quarter was 1.2. For the Front-end the book to bill was 0.8 and for the Back-end segment 1.3. The Backlog increased from Euro 331 million at the end of the fourth quarter 2011 to EUR 373 million per March 31, 2012.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said: “While sales showed a decrease in Q1 as compared to the previous quarter, order intake for the company improved. For the first time since early 2011 we again recorded a book to bill ratio above 1. This is especially related to the Back-end operations where we saw, after Chinese New year, a strong increase in the activity level. The Q1-results, both in Front-end and Back-end reflect the lower sales level whereby our Front-end results were also impacted by efficiency issues. These efficiency issues are currently being addressed and expected to show clear improvements in the second half of the year”.

Outlook

In the current quarter we expect our Front-end segment to show a single digit sales decrease and a strong order intake. In our Back-end segment we foresee, based upon the current backlog, a sales increase in the current quarter.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Wednesday, April 25, 2012 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0896

•	International: + 44 (0)20 7784 1036

•	Access Code: 3259204

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 25, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 3259204#

Investor Relations:

Erik Kamerbeek

+31 88 100 8500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

MaryJo.Dieckhaus@asm.com

Media Contacts:

Ian Bickerton

+31 20 6855 955

+31 62501 8512

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	% Change Q4 2011 to Q1 2012	% Change Q1 2011 to Q1 2012
Net sales	432.2	352.0	311.0	(12)%	(28)%
Gross profit	165.5	106.1	96.6	(9)%	(42)%
Gross profit margin %	38.3%	30.2%	31.1%

Selling, general and administrative expenses	(42.3)	(43.6)	(41.2)	(5%)	(3)%
Research and development expenses	(29.5)	(35.3)	(33.5)	(5)%	14%
Net gain on bargain purchase SEAS	—	(0.1)	—	n/a	n/a
Restructuring expenses and impairment charges	—	(8.0)	—	n/a	n/a

Result from operations	93.7	19.0	21.9	15%	(77)%

Net earnings 1)	40.1	15.4	6.3	(59)%	(84)%

Net earnings per share, diluted in euro 1)	0.69	0.27	0.11	(59)%	(84)%

1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	% Change Q4 2011 to Q1 2012	% Change Q1 2011 to Q1 2012
Front-end	116.1	114.2	94.8	(17)%	(18)%

Back-end	316.1	237.8	216.2	(9)%	(32)%

ASMI consolidated	432.2	352.0	311.0	(12)%	(28)%

The first quarter 2012 sales decrease in our Front-end segment, compared to the previous quarter, resulted from a lower volume of tool sales. The decrease of the Back-end sales came especially from lower IC/Discrete equipment sales.

The impact of currency changes was an increase of 3% both for quarter to quarter and year-over-year.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions)	Gross profit Q1 2011	Gross profit Q4 2011	Gross profit Q1 2012	Gross profit margin Q1 2011	Gross profit margin Q4 2011	Gross profit margin Q1 2012	Increase or (decrease) percentage points Q4 2011 – Q1 2012	Increase or (decrease) percentage points Q1 2011 – Q1 2012
Front-end	45.6	38.8	31.3	39.2%	33.9%	33.0%	(0.9)	(6.2)

Back-end	120.0	67.4	65.3	38.0%	28.3%	30.2%	1.9	(7.8)

ASMI consolidated	165.5	106.1	96.6	38.3%	30.2%	31.1%	0.9	(7.2)

The gross profit margin of our Front-end segment in the first quarter decreased as compared to the previous quarter mainly due to the result of efficiency losses and inventory corrections (impact on the GM approx. 2%). Excluding this effect gross margin increased slightly due to a better mix. The Back-end gross profit margin slightly increased, mainly due to a better mix.

The impact of currency changes was an increase of 3% both for quarter to quarter and year-over-year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	% Change Q4 2011 to Q1 2012	% Change Q1 2011 to Q1 2012
Front-end	15.5	14.8	14.6	(1)%	(6)%

Back-end	26.8	28.8	26.6	(8)%	(1)%

ASMI consolidated	42.3	43.6	41.2	(5)%	(3)%

Total selling, general and administrative expenses as a percentage of net sales	10%	12%	13%

In the Front-end segment SG&A remained stable, however as a percentage of sales for the first quarter of 2012 SG&A was 15%, compared to 13% of the previous quarter. In the Back-end segment SG&A as a percentage of sales was stable at 12% compared to the previous quarter.

The impact of currency changes was an increase of 3% both for quarter to quarter and year-over-year.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	% Change Q4 2011 to Q1 2012	% Change Q1 2011 to Q1 2012
Front-end	11.3	14.5	13.8	(5)%	22%

Back-end	18.2	20.9	19.7	(6)%	8%

ASMI consolidated	29.5	35.3	33.5	(5)%	14%

Total research and development expenses as a percentage of net sales	7%	10%	11%

R&D as a % of sales in the Front-end segment increased from 13% in Q4, 2011 to 15% in Q1, 2012. In the Back-end segment R&D of 9% was at the same level as the previous quarter.

The impact of currency changes quarter-to-quarter was an increase of 3%, and an increase of 4% year-to-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	Change Q4 2011 to Q1 2012	Change Q1 2011 to Q1 2012
Front-end	18.7	9.5	2.9	(6.6)	(15.9)

Back-end, excluding impairments	75.0	17.7	19.0	1.5	(56.0)
Gain on bargain purchase SEAS	—	(0.1)	—	0.1	—
-Impairments	—	(8.0)	—	8.0	—

Back-end , including impairments	75.0	9.5	19.0	9.6	(56.0)

ASMI consolidated	93.7	19.0	21.9	2.8	(71.8)

Total result from operations excluding impairments and restructuring as a percentage of net sales	22%	8%	7%

The impact of currency changes quarter-to-quarter was an increase of 3%, and an increase of 2% year-to-year.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	Change Q4 2011 to Q1 2012	Change Q1 2011 to Q1 2012
Front-end:
-Excluding special items	11.3	8.6	(2.5)	(11.1)	(13.8)
-Fair value changes conversion options	(4.4)	—	—	—	4.4

- Including special item	7.0	8.6	(2.5)	(11.1)	(9.5)

Back-end:
-Excluding special items	33.1	11.1	8.8	(2.3)	(24.3)
-Impairments	—	(4.2)	—	4.2	—

-Including special items	33.1	6.8	8.8	1.9	(24.3)

Total net earnings allocated to the shareholders of the parent	40.1	15.4	6.3	(9.2)	(33.8)

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2012 and the backlog at the end of the first quarter of 2012 as compared to the fourth quarter of 2011 and the first quarter of 2011:

(EUR millions, except earnings per share)	Q1 2011	Q4 2011	Q1 2012	% Change Q4 2011 to Q1 2012	% Change Q1 2011 to Q1 2012
Front-end
Backlog at the beginning of the quarter	162.9	116.2	105.1	(10)%	(35)%
- New orders for the quarter	120.8	100.3	80.5	(20)%	(33)%
- Net sales for the quarter	(116.1)	(114.2)	(94.8)	(17)%	(18)%
- FX-effect for the quarter	(7.0)	2.8	(1.8)

Backlog at the end of the quarter	160.6	105.1	89.1	(15)%	(45)%

Book-to-bill ratio (new orders divided by net sales)	1.0	0.9	0.8

Back-end
Backlog at the beginning of the quarter	336.9	280.4	225.5	(20)%	(33)%
-Acquisition ASM AS business	101.0	—	—	n/a	n/a
- New orders for the quarter	322.7	172.9	282.4	63%	(12)%
- Net sales for the quarter	(316.1)	(237.8)	(216.2)	(9)%	(32)%
- FX-effect for the quarter	(26.5)	10.0	(7.8)

Backlog at the end of the quarter	418.0	225.5	283.9	26%	(32)%

Book-to-bill ratio (new orders divided by net sales)	1.0	0.7	1.3

ASMI consolidated
Backlog at the beginning of the quarter	499.8	396.5	330.6	(17)%	(34)%
-Acquisition ASM AS business	101.0	—	—	n/a	n/a
- New orders for the quarter	443.5	273.2	363.0	33%	(18)%
- Net sales for the quarter	(432.2)	(352.0)	(311.0)	(12)%	(28)%
- FX-effect for the quarter	(33.5)	12.8	(9.6)

Backlog at the end of the quarter	578.6	330.6	373.0	13%	(36)%

Book-to-bill ratio (new orders divided by net sales)	1.0	0.8	1.2

Liquidity and capital resources

Net cash provided by operations was EUR 39 million for the first quarter of 2012, as compared to EUR 40 million for the fourth quarter of 2011. For the first quarter of 2011 net cash provided by operations was EUR 84 million.

Net cash used in investing activities was EUR 18 million for the first quarter of 2012, as compared to EUR 23 million for the fourth quarter of 2011 and EUR 22 million for the first quarter of 2011.

Net cash used financing activities was EUR 6 million for the first quarter of 2012, as compared EUR 22 million provided for the fourth quarter of 2011. For the first quarter of 2011 net cash provided by financing activities of EUR 77 million was reported.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 407 million at December 31, 2011 to EUR 374 million at March 31, 2012.

The number of outstanding days of working capital, measured against quarterly sales, increased from 106 days at December 31, 2011 to 111 days at March 31, 2012. For the same period, our Front-end segment decreased from 100 days to 88 days, our Back-end segment increased from 109 days to 121 days.

Sources of liquidity. At December 31, 2011, the Company’s principal sources of liquidity consisted of EUR 405 million in cash and cash equivalents and EUR 247 million in undrawn bank lines. Approximately EUR 156 million of the cash and cash equivalents and EUR 90 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 19 million of the cash and cash equivalents and EUR 8 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share date)	Three months ended March 31,
	2011	2012
	(unaudited)	(unaudited)

Net sales	432,194	311,024
Cost of sales	(266,648)	(214,410)

Gross profit	165,545	96,614

Operating expenses:
Selling, general and administrative	(42,345)	(41,235)
Research and development	(29,484)	(33,504)
Restructuring expenses	0	—

Total operating expenses	(71,828)	(74,739)

Earnings from operations	93,717	21,875
Net interest expense	(2,891)	(2,705)
Loss from early extinguishment of debt	—	—
Accretion of interest	(1,138)	(1,309)
Revaluation conversion option	(4,378)	—
Foreign currency exchange losses	(2,797)	(2,009)

Earnings before income taxes	82,512	15,852
Income tax expense	(12,316)	(1,548)

Net earnings	70,197	14,303

Allocation of net earnings
Shareholders of the parent	40,074	6,260
Minority interest	30,123	8,043

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.73	0.11
Diluted net earnings (1)	0.69	0.11

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	54,754	55,417
Diluted (1)	64,139	56,464

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2012, the effect of a potential conversion of convertible debt into 8,902,077 common shares was anti dilutive. The possible increase of common shares caused by employee stock options for the three months ended March 31, 2012 with 1,046,282 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31,	March 31,
Assets	2011	2012
		(unaudited)
Cash and cash equivalents	390,250	404,641
Accounts receivable, net	330,891	302,184
Inventories, net	376,667	377,643
Income taxes receivable	907	992
Deferred tax assets	14,350	13,004
Other current assets	76,020	72,426

Total current assets	1,189,084	1,170,890

Pledged cash	20,000	20,000
Debt issuance costs	4,389	4,012
Deferred tax assets	13,072	14,098
Other intangible assets	14,776	14,763
Goodwill, net	52,131	50,758
Investments	1,044	1,044
Other non current assets	6,695	6,280
Assets held for sale	6,862	6,213
Evaluation tools at customers	13,987	14,051
Property, plant and equipment, net	260,180	258,997

Total Assets	1,582,221	1,561,106

Liabilities and Shareholders’ Equity
Notes payable to banks	40,680	37,663
Accounts payable	157,549	165,020
Accrued expenses	159,613	143,823
Advance payments from customers	29,621	36,152
Deferred revenue	6,340	9,968
Income taxes payable	54,878	47,178
Deferred tax liability - current	3,513	857
Current portion of long-term debt	4,332	2,650

Total current liabilities	456,527	443,313

Pension liabilities	9,887	10,067
Deferred tax liabilities	868	651
Provision for warranty	6,828	6,153
Long-term debt	15,319	13,695
Convertible subordinated debt	135,078	136,205
Conversion option	—	—

Total Liabilities	624,507	610,083

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 55,377,020 and 55,439,260 shares	2,215	2,217
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	376,217	377,965
Treasury shares at cost	—	—
Retained earnings	301,515	305,922
Accumulated other comprehensive loss	(20,151)	(33,447)

Total Shareholders’ Equity	659,796	652,657
Non-controlling interest	297,918	298,366

Total Equity	957,714	951,023

Total Liabilities and Equity	1,582,221	1,561,106

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended March 31,
	2011	2012
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	70,197	12,604
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	10,761	10,974
Depreciation evaluation tools	661	754
Impairment & reval. assets held for sale	—	96
Amortization of other intangible assets	745	1,349
Addition (release) provision restructuring expenses	(1,703)	225
Amortization of debt issuance costs	434	377
Loss resulting from early extinguishment of debt	—	—
Compensation expense employee stock option plan	572	826
Compensation expense employee share incentive scheme ASMPT	1,117	776
Revaluation conversion option	4,378	—
Additional non-cash interest	1,138	1,309
Income taxes	2,320	(6,270)
Deferred income taxes	(411)	(4,214)
Gain on dilution of investment in subsidiary	—	—
Changes in other assets and liabilities:
Accounts receivable	16,157	19,420
Inventories	(35,452)	(11,374)
Other current assets	(14,863)	(868)
Accounts payable and accrued expenses	15,576	408
Advance payments from customers	9,441	7,418
Deferred revenue	2,921	3,938
Pension liabilities	41	760
Payments out of restructuring provision	—	—

Net cash provided by operating activities	84,031	38,507

Cash flows from investing activities:
Capital expenditures	(21,538)	(17,223)
Purchase of intangible assets	49	(1,511)
Acquisition of business	(994)	—
Proceeds from sale of property, plant and equipment	34	290

Net cash used in investing activities	(22,449)	(18,443)

Cash flows from financing activities:
Notes payable to banks, net	(1,007)	(1,371)
Debt issuance costs paid	—	—
Cash from business combination	78,130	—
Net proceeds from long-term debt and subordinated debt	—	—
Repayments of long-term debt and subordinated debt	(2,291)	(1,778)
Sale (Purchase) of treasury shares	—	(3,552)
Proceeds from issuance of common shares	1,885	924
Dividend to minority shareholders	—	—

Net cash used in financing activities	76,717	(5,778)
Exchange rate effects	(13,110)	106

Net increase (decrease) in cash and cash equivalents	125,189	14,392
Cash and cash equivalents at beginning of period	340,294	390,250

Cash and cash equivalents at end of period	465,482	404,641

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,043	2,768
Income taxes, net	(284)	12,033

Non cash investing and financing activities:
Subordinated debt converted	32,202	—
Subordinated debt converted into number of common shares	2,151,021	—

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.17% at March 31, 2012, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Three months ended March 31, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	116,135	316,059	432,194
Gross profit	45,572	119,973	165,545
Earnings from operations	18,735	74,982	93,717
Net interest income (expense)	(3,197)	306	(2,891)
Accretion of interest	(1,138)	—	(1,138)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses)	(3,155)	358	(2,797)
Income tax income (expense)	92	(12,407)	(12,316)
Net earnings	6,959	63,237	70,197

Net earnings allocated to:
Shareholders of the parent			40,074
Minority interest			30,123

Capital expenditures and purchase of intangible assets	3,889	17,600	21,489
Depreciation and amortization	3,599	8,568	12,168

Cash and cash equivalents	146,645	318,837	465,482
Capitalized goodwill	10,851	37,219	48,070
Other intangible assets	5,004	1,956	6,960
Other identifiable assets	295,710	741,603	1,037,313
Total assets	458,210	1,099,615	1,557,825
Total debt	156,323	5,360	161,683
Headcount in full-time equivalents (1)	1,508	16,670	18,178

	Three months ended March 31, 2012
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	94,782	216,242	311,024
Gross profit	31,323	65,292	96,614
Earnings from operations	2,883	18,992	21,875
Net interest income (expense)	(2,995)	290	(2,705)
Accretion of interest	(1,127)	(182)	(1,309)
Foreign currency exchange gains (losses)	(2,583)	574	(2,009)
Income tax benefit (expense)	1,311	(2,859)	(1,548)
Net earnings (loss)	(2,511)	16,814	14,303

Net earnings allocated to:
Shareholders of the parent			6,260
Minority interest			8,043

Capital expenditures and purchase of intangible assets	5,624	13,109	18,733
Depreciation and amortization	3,806	9,271	13,077

Cash and cash equivalents	248,910	155,731	404,641
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,079	39,679	50,758
Other intangible assets	9,752	5,011	14,763
Other identifiable assets	293,830	777,114	1,070,944
Total assets	563,571	997,535	1,561,106
Total debt	158,028	32,185	190,213
Headcount in full-time equivalents (1)	1,634	14,639	16,273

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the first quarter of 2012.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development expenses, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Three month ended March 31,
(EUR thousands, except per share data)	Net earnings
	2011	2012
	(unaudited)	(unaudited)

US GAAP	70,197	14,303
Adjustments for IFRS:
Inventory obsolescence reserve	(1,046)	—
Development expenses	2,496	2,488
Capitalized debt issuance costs	150	109

Total adjustments	1,600	2,597

IFRS	71,797	16,900

IFRS allocation of net earnings:
Shareholders	41,674	8,857
Minority interest	30,123	8,043

Net earnings per share, allocated to the shareholders of the parent;
Basic	0.76	0.16
Diluted	0.72	0.16

(EUR thousands)	Total Equity March 31, 2011	Total Equity March 31, 2012
	(unaudited)	(unaudited)

US GAAP	744,898	951,023
Adjustments for IFRS:
Goodwill	(9,766)	(10,349)
Capitalized debt issuance costs	(976)	(1,072)
Development expenses	34,591	46,229
Pension plans	565	588
Inventory obsolescence reserve	2,093	1,626

Total adjustments	26,507	37,022

IFRS	771,405	988,045

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.